Exhibit 10.2

[Aegion Corporation Letterhead]

October 6, 2014

Charles R. Gordon
104 Audubon Road
Sewickley, PA 15143

Dear Chuck:

We are pleased to offer you the position of President and Chief Executive Officer of Aegion Corporation (“Aegion” or the “Company”). The principal terms and conditions of the offer are as follows:

1.    Base Salary. You will be compensated on a salaried basis for your services as President and Chief Executive Officer at an annual rate of $625,000. Your base salary will be reviewed on an annual basis by the Compensation Committee of the Board of Directors of Aegion.

2.    Annual Incentive Bonus. During 2014, you will be eligible to earn an annual incentive bonus in an amount calculated as a percentage of your base salary determined by reference to: (i) a range of percentages identified by the Compensation Committee based upon a center point objective of 100% (intended to provide an opportunity of up to two times such center point) and (ii) actual corporate financial performance of Aegion as compared against the metrics set forth in Aegion’s 2014 Annual Incentive Plan (the “2014 AIP”) on the same terms as are applicable to participants in the 2014 AIP. The Compensation Committee will review the amount of and criteria for your annual incentive bonus annually. Your 2014 award will be pro-rated to reflect that portion of 2014 that you are either employed with us or engaged by us as an independent contractor (i.e., from May 5, 2014 through December 31, 2014). You must be employed on the date the incentive bonus is paid to be eligible to receive any such payment, and in case of a termination of employment there is no pro-ration of the incentive for that year. An annual incentive that is earned will be paid out no later than March 15, 2015. All bonus determinations and payments will be made in a manner that complies with “qualified performance-based compensation” requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), and, in determining the amount of your bonus, the Compensation Committee shall have the right to exercise “negative discretion” and reduce the amount of the bonus for any year in the manner contemplated by Section 162(m) of the Code.

3.    Long-Term Incentive Compensation. You are eligible to participate in the Aegion Corporation 2013 Employee Equity Incentive Plan (the “LTIP”). The Compensation Committee on an annual basis determines LTIP awards for officers, and you will be eligible for a new award each year. Your 2014 award will have a nominal value of approximately $1.5 million, and be comprised of performance units (50% or $750,000) and restricted stock (50% or $750,000):

(a)    Performance units (number of performance units to be awarded shall equal $750,000 divided by the greater of (1) closing market price of the Common Stock on October 8, 2014 (the “Award Date”) and (2) the average of the closing market price of the Common Stock for the 60 consecutive trading days commencing on October 8, 2014 (the greater of (1) and (2) is hereafter the “Award Price”)). The performance units will be subject to the terms of a performance unit agreement, with customary terms and conditions and additional performance criteria and other terms that the Compensation Committee determines to be necessary or advisable to permit the award to constitute “qualified performance-based compensation” for purposes of Section 162(m) of the Code, including the right to exercise negative discretion with respect to the amount of the award. The performance units will be awarded by the Compensation Committee, with such award to occur on the Award Date.

(b)    Restricted stock (number of shares to be awarded shall equal $750,000 divided by the Award Price). The restricted stock awarded pursuant to this Section 3 (the “Annual Restricted Stock”) will be subject to the terms of a restricted stock agreement, with customary terms and conditions and additional performance criteria and other terms that the Compensation Committee determines to be necessary or advisable to permit the award to constitute “qualified performance-based compensation” for purposes of Section 162(m) of the Code, including the right to exercise negative discretion with respect to the amount of the award. The Restricted Stock will be awarded by the Compensation Committee, with such award to occur on the Award Date.

4.    One Time Inducement Award. In connection with your commencement of employment you will be: (a) paid a cash inducement bonus of $100,000, to be paid concurrent with your hiring; and (b) awarded shares of restricted stock (the “Inducement Restricted Stock”) with a nominal value of approximately $1.4 million (number of shares to be awarded shall equal $1.4 million divided by the Award Price). Vesting of the Inducement Restricted Stock will be subject to the following: (y) achievement by the Company of positive aggregate Net Income (as defined in the 2014 AIP) for the year ending December 31, 2015; and (z) your continued employment with the Company through the fifth anniversary of the date of the award. In addition to the above terms, the Inducement Restricted Stock will be subject to the terms of a restricted stock agreement, with customary terms and conditions and additional performance criteria and other terms that the Compensation Committee determines to be necessary or advisable to permit the award to constitute “qualified performance-based compensation” for purposes of Section 162(m) of the Code, including the right to exercise negative discretion with respect to the amount of the award. The Inducement Restricted Stock will be awarded by the Compensation Committee, with such award to occur on the Award Date.

5.    Deferred Compensation. You are eligible to participate in the Company’s Senior Management Voluntary Deferred Compensation Plan upon, and subject to, the terms and conditions of that plan.

6.    Additional Benefits.

(a)    You are eligible to participate in the Company’s health, dental, vision, life, long-term disability and accident insurance plans on the same terms as are applicable to other participants generally (provided that the amount of life insurance shall be $1.0 million and you shall be eligible to participate in the Company’s supplemental disability insurance plan for executives), and any future plans and programs implemented by Aegion for its employees generally or by the Compensation Committee for you or executives specifically, and in the Aegion 401(k) Profit Sharing Plan and any future plans or programs supplemental to the Aegion 401(k) Profit Sharing Plan. Details about specific benefits will be provided to you in benefit plan documents. All such plans and benefits are subject to cancellation and change from time to time in the Company’s discretion.

(b)    You will receive holidays in accordance with Aegion’s policy. During 2014, you will receive four weeks of vacation, pro-rated to reflect the portion of 2014 that you are employed by us. For 2015 and beyond, you will receive four weeks of vacation.

(c)    For a period of up to four months from the date hereof, you will be reimbursed for:

(i)	the documented cost of travel (one time per week) between your current residence in Pennsylvania and Chesterfield, Missouri;

(ii)	documented temporary lodging expenses while in Chesterfield, Missouri;

(iii)	the documented cost of renting, in St. Louis, Missouri, a non-luxury vehicle commensurate with your status; and

(iv)	the documented cost of meals.

7.    Relocation. You agree that you will establish a residence in the St. Louis, Missouri metropolitan area on or before March 31, 2015 and, further, that you will establish your permanent residence in the St. Louis, Missouri metropolitan area on or before June 30, 2016. In connection with establishing a permanent residence in the St. Louis, Missouri metropolitan area, you will be provided relocation assistance as provided for in Aegion’s relocation policy. Your relocation, including the sale of your home, must be handled through Aegion’s relocation coordinator. For the avoidance of doubt, after the four-month period set forth in in Section 6(c), you will bear any temporary housing expense in St. Louis, travel costs between your current residence and St. Louis (until such time as you establish your permanent residence in the St. Louis metropolitan area) and the cost associated with meals and transportation (e.g., a rental car) in St. Louis.

8.    Severance. As President and Chief Executive Officer, you will report to the Board of Directors of the Company. Your employment is for no definite term and you will serve at the pleasure of Aegion’s Board of Directors; however, if your employment is terminated by Aegion for reasons other than “Cause” during your employment, you will receive, upon the terms described below, a severance payment equal to twenty-four (24) months’ of your then current base salary and twenty-four (24) months of the monthly cost the Company then was paying for health, dental, vision, life, long-term disability and accident insurance coverage for you. This amount will (subject to the provisions described below) be paid out in forty-eight (48) equal semi-monthly installments commencing on the Company’s first semi-monthly payday following your termination date; provided, however, that no payment will be paid to you prior to the first semi-monthly payday following the 60th day after your termination date (the “First Severance Payment Date”) and on the First Severance Payment Date, you will receive a catch-up payment equal to the sum of the payments that have accrued from your termination date to the First Severance Payment Date. In all instances, any such payment is conditioned upon (i) your entering into an enforceable separation agreement in form and substance satisfactory to the Company containing a release of all claims you may have against the Company, its subsidiaries and any of their respective directors, employees and agents, cooperation, non-disparagement and confidentiality clauses, and such other terms as are customarily requested by employers in executive separation agreements, and (ii) your resignation of all employment and offices and positions, including all directorships, you hold with the Company and any of its subsidiaries and affiliates within thirty (30) days after your employment terminates. A form of separation agreement will be delivered to you within thirty (30) days after your employment terminates (and if this does not occur then the provision will be deemed waived), and you must sign and deliver the agreement within twenty-two (22) days after it is delivered. In order to avoid any tax consequences of Section 409A of the Code, payment of any installments may be deferred until the releases and the separation agreement are enforceable and until the first day following the six (6) month anniversary of the date you have a separation from service within the meaning of Section 409A (in which case any deferred installments will be paid the first payday after the six (6) month and one (1) day period expires). Any termination of employment will also constitute an automatic resignation from all offices and directorships you may hold with the Company or any of its subsidiaries or affiliates.

References to “termination of employment” (and corollary terms) means “separation from service” (as determined under Treas. Reg. Section 1.409A-l(h)). For purposes of Section 409A, your right to receive installment payments will be treated as a right to receive a series of separate and distinct payments. Whenever there is a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company. You are not obligated to seek other employment or otherwise mitigate the amounts payable to you per this Section 8 and such amounts are not subject to offset unless required by law. In the event of your death prior to full payment of such amounts, any remaining payment will be made to your surviving spouse or, if none, to your estate.

In the event that the Compensation Committee of the Board of Directors approves a severance plan for your position that provides greater benefits than those listed in this section, that plan in its entirety shall supersede this provision.

9.    Definition of “Cause”.

For purposes of this letter, “Cause” shall be defined as:

(i)
breaching any employment, confidentiality, noncompete, nonsolicitation or other agreement with the Company, any written Company policy relating to compliance with laws (during employment) or any general undertaking or legal obligation to the Company;

(ii)
causing, inducing, requesting or advising, or attempting to cause, induce, request or advise, any employee, representative, consultant or other similar person to terminate his/her relationship, or breach any agreement, with the Company;

(iii)
causing, inducing, requesting or advising, or attempting to cause, induce, request or advise, any customer, supplier or other Company business contact to withdraw, curtail or cancel its business with the Company; or

(iv)
failing or refusing to perform any stated duty or assignment, misconduct, disloyalty, violating any Company policy or work rule, engaging in criminal conduct in connection with your employment, being indicted or charged with any crime constituting a felony or involving dishonesty or moral turpitude, violating any term in this Agreement, unsatisfactory job performance, or any other reason constituting cause within the meaning of Missouri common law.

The cessation of employment shall not be deemed to be for “Cause” unless and until there shall have been delivered to you an affirmation signed by a majority of the independent members of the Board of Directors finding that, in the good faith opinion of such individuals, your conduct has met one or more of the above-described criteria constituting “Cause”.

10.    Confidentiality and Non-Competition; Code of Conduct; Drug Testing. Prior to commencing and as a condition to employment you must sign Aegion’s standard employee confidentiality, work product and non-competition agreement, Aegion’s business code of conduct, Aegion’s Code of Ethics (for CEO, CFO and senior financial employees), Aegion’s recoupment policy, Aegion’s Employee Policy Acknowledgement, Aegion’s Acknowledgement of Insider Trading Policy and Aegion’s Acknowledgement of ITS Corporate Policies. These policies and agreements are not superseded or cancelled by this letter, and you agree to comply with all such agreements and policies. You also must successfully pass Aegion’s standard drug screen.

11.     Duties.    You will perform your duties and such executive and administrative duties as may be assigned to you from time to time by the Board of Directors or the Chairman of the Board in accordance with applicable law and all written policies and Codes of Conduct of the Company, and will devote your entire business time and attention to the performance of your duties (excluding any passive investments). You will carry out and comply with all lawful directives of the Board of Directors or the Chairman of the Board and all Company Codes of Conduct and written policies established from time to time.

12.    Miscellaneous Provisions.

(a)    The Company may withhold from any payments and benefits described in this letter such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation. In no event shall the Company be required to make, or you be required to receive, any payment called for by this letter at a particular time if such payment at that time shall result in the application of the tax consequences spelled out in Section 409A of the Code. In that case, payment will be made at such time as will not result in the imposition of any adverse tax consequences spelled out in Section 409A of the Code. To the extent that reimbursements or in-kind benefits due to you under this Agreement constitute “deferred compensation” under Section 409A of the Code, any such reimbursements or in-kind benefits shall be paid to you in a manner consistent with Treasury Regulations Section 1.409A 3(i)(1)(iv), including the requirement that any reimbursement amounts shall be paid to you on or before the last day of the year following the year in which the expense was incurred. The amount of expenses eligible for reimbursement (and in-kind benefits provided to you) during any one year may not effect amounts reimbursable or provided in any subsequent year. Notwithstanding the foregoing, you shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on you or for your account in connection with this Agreement (including any taxes and penalties under Section 409A), and the Company shall have any obligation to indemnify or otherwise hold you (or any beneficiary) harmless from any or all of such taxes or penalties. Each payment (including, without limitation, any severance payment) under this Agreement that constitutes deferred compensation for purposes of Section 409A shall be treated as a separate payment from all other payments of deferred compensation for purposes of Section 409A compliance.

(b)    Except as set forth herein, this letter (and the terms of the plans, documents and standard agreements referred to herein) contains the entire agreement of the parties with respect to the subject matter hereof, and supersedes any and all prior oral or written communications, commitments and agreements with respect thereto, including, for the avoidance of doubt and without limitation, Section 4(a)(2) of that certain Independent Contractor Agreement, dated May 4, 2014, between you and the Company, which Section 4(a)(2) relates to the payment of a bonus for calendar year 2014 for the time you are engaged and serving as Acting Chief Executive Officer (as defined in such Independent Contractor Agreement). It is deemed to be entered into and accepted in the State of Missouri and will be governed by the laws of the State of Missouri applicable to contracts fully executed and performed in such state. The terms of this letter (but not the standard agreements referred to herein) will expire when the severance provisions expire.

(c)    Your appointment as President and Chief Executive Officer will not be effective until your first day of active employment with Aegion at its executive offices in Chesterfield, Missouri, which must occur on or before October 10, 2014. This offer will expire if it is not accepted and returned to me by October 10, 2014.

(d)    The Company and you agree that in the event either party shall incur any costs to enforce the terms of this letter, including reasonable attorneys’ fees, then the prevailing party in such action shall be entitled to recover all such costs, including reasonable attorneys’ fees, from the other party.

(e)    This letter does not constitute an employment agreement. You shall be an at-will employee of the Company and your employment may be terminated by the Company at any time and for any reason.

If the above terms accurately reflect your understanding and agreement, please sign this letter where indicated below and return it to me acknowledging your acceptance.

Very truly yours,

AEGION CORPORATION

By:    /s/ Alfred L. Woods
Alfred L. Woods
Chairman of the Board of Directors

ACCEPTED AND AGREED
TO AS OF THE DATE OF
THIS LETTER:

/s/ Charles R. Gordon
Charles R. Gordon

Date 10/06/2014